

02052457

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

P.E.

August 27, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

**Novo Allé
DK- 2880, Bagsvaerd
Denmark**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F_____X_____   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____



Press release

27 August 2002

Trading in Novo Nordisk securities by the members of the Board of Directors and the Executive Committee

Novo Nordisk's internal rules on trading in securities issued by Novo Nordisk permit trading in such securities by members of the Board of Directors and the Executive Committee in the 15-calendar-day period following each quarterly announcement.

The Novo Nordisk share and share option portfolios held by the members of the Board of Directors and the Executive Committee are listed in the following. For further information please visit our homepage www.novonordisk.com under "Investors – Trading in Securities".

The share portfolio

	Holding of shares 31 Dec 2001	Movements in the period 1 Jan to 21 May 2002 2) Bought (net)	Movements since 21 May 2002		Portfolio as per 26 August 2002 1)	
			Bought	Sold	Number of shares	Market value of shares in DKK million
Board of Directors	92,170	4,300	9,750	0	106,220	24
Executive committee	47,645	4,355	0	0	52,000	12

Note: 1) The closing share price on 26 August 2002 of DKK 225 is used to calculate the market value of the holding. The table includes shares listed on the Copenhagen Stock Exchange and ADRs listed on New York Stock Exchange.

2) In the period 1 January – 25 February 2002 Tove Funder-Nielsen left the Board of Directors, Johnny Henriksen was elected to the Board of Directors and Lise Kingo, executive vice president, joined the Executive Committee. Their shares have been included under 'Movements in the period 1 January – 21 May 2002'.

Novo Nordisk A/S   Novo Allé   Telephone: Internet: CVR Number:
Corporate Communications   2880 Bagsvaerd   +45 4444 8888   www.novonordisk.com   24256790
                           Denmark   Telefax:
                                            +45 4444 2314

The share option portfolio – Board of Directors

Granted	Exercise period	Options outstanding 21 May 2002	Exercised since 21 May 2002	Outstanding 26 Aug 2002	Exercise Price	Market value of options*
1998	2001-06	0	0	0	190	0
1998	2002-07	9,750	9,750	0	125	0
1999	2003-08	19,500	0	19,500	198	1
2000**	2004-07	95,920	0	95,920	198	7
2000	2004-09	21,000	0	21,000	198	2
2001	2005-10	0	0	0	332	0
Total		146,170	9,750	136,420		10

Note:
* Calculation of market values of the options is based on the Black-Scholes option-pricing model.
** Options related to the combined "share investment scheme" and "option grant scheme" launched in connection with the demerger of Novozymes.

The share option portfolio – Executive Committee

Granted	Exercise period	Options outstanding 21 May 2002	Exercised since 21 May 2002	Outstanding 26 Aug 2002	Exercise price	Market value of options*
1998	2001-06	10,500	0	10,500	190	1
1998	2002-07	17,000	0	17,000	125	2
1999	2003-08	37,500	0	37,500	198	3
2000**	2004-07	200,140	0	200,140	198	14
2000	2004-09	35,000	0	35,000	198	3
2001	2005-10	47,500	0	47,500	332	2
Total		347,640	0	347,640		25

Novo Nordisk A/S   Novo Allé   Telephone: Internet: CVR Number:
Corporate Communications   2880 Bagsvaerd   +45 4444 8888   www.novonordisk.com   24256790
                             Denmark   Telefax:
                                                        +45 4444 2314

Note:
*   Calculation of market values of the options is based on the Black-Scholes option-pricing model.
**   Options related to the combined "share investment scheme" and "option grant scheme" launched in connection with the demerger of Novozymes.

Novo Nordisk (NYSE:NVO) is a focused healthcare company and world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,500 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com.

For further information please contact:

Media:	Investors:
Outside North America:	*Outside North America:*
Karsten Madsen	Peter Haahr
Phone (direct): (+45) 4442 4137	Phone (direct): (+45) 4442 1207
	Palle Holm Olesen
	Phone (direct): (+45) 4442 6175
In North America:	*In North America:*
Susan Jackson	Rasmus Jorgensen
Phone: (+1) 609 919 7776	Phone (direct): (+1) 212 878 9607

Novo Nordisk A/S   Novo Allé   Telephone: Internet: CVR Number:
Corporate Communications   2880 Bagsvaerd   +45 4444 8888   www.novonordisk.com   24256790
                            Denmark   Telefax:
                                                 +45 4444 2314

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 8/27/2002

Lars Rebien Sørensen, President and Chief Executive Officer